WESTBURY GROUP LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

Assets		
Cash	$	92,660
Accounts receivable		35,590
Prepaid expenses		10,985
Deposits		8,549
Total Assets	$	147,784
Liabilities and Members' Equity		
Liabilities		
Accrued expenses and other liabilities	$	99,135
Total Liabilities		99,135
Commitments		
Members' Equity		48,649
Total Liabilities and Members' Equity	$	147,784

The accompanying notes are an integral part of these financial statements.